May 25, 2011	Joy S. Newborg
Direct Tel: (612) 604-6713
Direct Fax: (612) 604-6913
JNewborg@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010

Attention:	Mr. Adam F. Turk Ms. Kristina Aberg

RE:	INREIT Real Estate Investment Trust
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2011
File No. 000-54295
Mr. Turk and Ms. Aberg:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter is to respond to the Staff’s comments presented in the letter dated May 24, 2011. For the Staff’s convenience, the Responses is preceded by the related Staff Comment.

General

Comment 1.	We note you are increasing the amount of authorized shares of common stock so as to have greater flexibility for general corporate purposes and potential future actions, including capital raising, as discussed on page 24 of your preliminary proxy statement. We further note, however, that you have already issued shares in excess of your current authorized shares. As such, please revise your proxy statement to include the information required by Item 11 of Schedule 14A for the securities issued in these recent financings or tell us why it is not applicable. If you determine that certain disclosure requirements of Item 11 are not applicable, please tell us the basis for such determination. Refer to Note A to Schedule 14A.

Response 1.	The disclosure under Proposal 2 will be revised in the Definitive Proxy Statement on Schedule 14A as provided below to explain how and for what purposes the Trust had issued shares in excess of its current authorized shares, and to provide additional information under Item 11 as it pertains to such issuances. In general, the shares were issued in connection with an offering, as described below, and not due to a specific transaction (merger, acquisition, or similar transaction) which would normally require disclosure under Item 11. Therefore, there are some aspects of Item 11 that would not specifically apply, including the requirement to include the financial information under Item 13(a) which applies to financial statements of businesses acquired or to be acquired and pro forma financial information showing the effects of the acquisition. The revised disclosure below has otherwise been drafted to include the disclosure requirements under Item 11 per your instructions.

Under Proposal 2, Amendment to Declaration of Trust to Increase the Number of Authorized Shares of Beneficial Interest, we have inserted the additional underlined information:

“Our shareholders are asked to act upon a proposal to approve an amendment to the Declaration of Trust to increase the number of authorized shares of beneficial interest from 1,000,000 shares, $0.01 par value per share, to 100,000,000 common shares, $0.01 par value per share, and 50,000,000 preferred shares, $0.01 par value per share. The amendment to the Declaration of Trust is located under Article V, Sections 5.1, 5.2, 5.3 and 5.4 of the Amended and Restated Declaration of Trust, which was approved by the Board of Trustees on February 9, 2011 and is attached to this proxy statement as Annex A. As of May 18, 2011, there were 3,761,458.363 common shares outstanding, leaving a deficit in the number of authorized shares.

Background

In November 2010, the Board of Trustees approved an increase in the number of authorized shares of beneficial interests from 1,000,000 shares, $0.01 par value per share, to 10,000,000 shares. The main purpose of this increase was to cover the sales of common shares that had occurred and continued to occur in connection with a securities offering of up to 2,000,000 common shares, which had been conducted between January 1, 2008 and January 28, 2011 (the “Offering”). The Offering also included the sale of shares in connection with dividend reinvestments by our shareholders, distribution reinvestments by holders of limited partnership units of our operating partnership and conversions of limited partnership units into our common shares pursuant to the terms of the Agreement of Limited Liability Limited Partnership of our operating partnership. The offering prices of the shares were: (1) $14.00 per share ($12.88 per share for insiders —which include our trustees and officers; the governors, officers and employees of our Advisor; and their affiliates), and (2) $10.45 per share (January 2008) and $13.30 per share (February 1, 2008 — January 28, 2011) for shares sold in connection with dividend/distribution reinvestments. Other than for the Offering described above, the Board did not have any specific plans for the increased number of shares and no specific transaction for such shares was contemplated. The proceeds of these issuances have been used to invest in properties, including the investments highlighted in our financial reports, and for general working capital purposes. The aggregate amount of proceeds from the Offering was approximately $15,973,675, of which approximately $14,376,000 was used to invest in properties and approximately $1,597,675 was used for working capital.

On February 9, 2011, the Board of Trustees had approved a further increase in the number of authorized shares to 100,000,000 common shares, $0.01 par value per share, and 50,000,000 preferred shares, $0.01 par value per share, by approving the Amended and Restated Declaration of Trust. The Board does not have any specific plans for the increased number of shares and no specific transaction using such shares is contemplated.

As the Declaration of Trust requires the approval of the shareholders to amend the Declaration of Trust in this manner, we are asking our shareholders to act upon this proposal to approve the amendment to the Declaration of Trust.

Summary of Amendment to the Declaration of Trust

The amendment to the Declaration of Trust would increase the number of authorized shares of beneficial interest from 1,000,000 shares, $0.01 par value per share, to 100,000,000 common shares, $0.01 par value per share, and 50,000,000 preferred shares, $0.01 par value per share. The amendment would permit the Board, without any action by the shareholders, to designate different classes or series of common and preferred shares and set the terms of any class or series, including the preferences, conversion rights, voting powers, restrictions, limitations, dividend or interest rates, redemption prices, maturity dates and other terms. The Board would have the right to further reclassify any previously classified but unissued shares without any action by the shareholders. Currently, there are no outstanding preferred shares, and no class or series of preferred shares has been or is currently intended to be designated. Also, no other class or series of common shares has been designated or is currently intended to be designated. In addition, this amendment would permit the Board, with the approval of a majority of the members of the Board of Trustees and without any action by the shareholders, to further amend the Declaration of Trust to increase or decrease the aggregate number of shares that the Trust has authority to issue.

The Board of Trustees believes that the availability of additional common shares and the ability to issue preferred shares is important for us to successfully pursue our investment strategy. It will also enhance our flexibility in connection with general corporate purposes, such as equity offerings, share dividends and acquisitions or mergers. At the same time, the Board recognizes the potential dilutive impact issuing additional shares could have on the outstanding shares. The Board believes that the increase in the authorized shares strikes an appropriate balance between these important interests. The Board of Directors will determine whether, when, and on what terms the issuance of shares may be warranted in connection with any of the foregoing purposes without any action by the shareholders.

Capital-raising is an essential part of our investment strategy. If we are unable to issue additional shares or securities convertible into shares, (1) we may have difficulty raising funds to complete future investments or meet obligations and commitments as they mature (depending on our access to other sources of capital), and/or (2) we may be forced to limit future investments or alter our capitalization structure and increase leverage in order to finance future investments and obligations. These adjustments to our investment strategy may limit our ability to generate earnings growth and increase shareholder value.

In addition, the availability of additional shares for issuance could enable the Board of Trustees to render more difficult or discourage an attempt to obtain control of us. For example, by increasing the number of outstanding shares, the interest of the party attempting to gain control of us could be diluted and render an unfavorable takeover attempt more difficult. However, in order to protect our status as a REIT, our current Declaration of Trust provides that after an initial public offering of our shares, no person may acquire more than 9.8% of our shares. Consequently, the approval of the proposed amendment may have little incremental effect in discouraging unsolicited takeover attempts.

If the proposed amendment is approved, all or any of the authorized shares may be issued without further action by the shareholders and without first offering such shares to the shareholders for purchase as our shareholders do not have preemptive rights. The issuance of shares, otherwise than on a pro-rata basis to all current shareholders, would reduce current shareholders’ proportionate interests.

This summary description of Sections 5.1, 5.2, 5.3 and 5.4 of the Amended and Restated Declaration of Trust Declaration of Trust, which is referred to as the amendment to the Declaration of Trust, is qualified in its entirety by the complete text of such sections of the Amended and Restated Declaration of Trust, which is included as Annex A to this proxy statement.”
I have attached a blacklined comparison of the proposed Definitive Proxy Statement to the Preliminary Proxy Statement originally filed on May 16, 2011 for your convenience. Once the SEC has no further comments in connection with the proxy statement, the Trust plans on filing the Definitive Proxy Statement containing such indicated revisions.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6713.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
Joy S. Newborg

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